

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 21, 2005

<u>via U.S. mail</u>
Mr. Manuel Pablo Zuniga-Pflucker
President and Chief Executive Officer
BPZ Energy, Inc.
11999 Katy Freeway, Suite 560
Houston, Texas 77079

   Re: **BPZ Energy, Inc.**
      Registration Statement on Form SB-2
      Filed July 27, 2005
      File No. 333-126934
      Amendment No. 1 to Registration Statement on
      Form SB-2
      Filed August 19, 2005
      File No. 333-126934
      Form 10-KSB for the Fiscal Year Ended December 31, 2004
      Filed April 15, 2005
      File No. 0-29098
      Forms 10-QSB for the Fiscal Quarters Ended
      March 31, 2005 and June 30, 2005
      File No. 0-29098

Dear Mr. Zuniga-Pflucker:

   We have limited our review of the above filings and your partial response letter to only the areas commented on below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

SB-2

General

1.   We remind you of our other comments issued in our letter to you dated August 29, 2005.   Please address all remaining comments as soon as possible.

2.   We note your response to our prior comment 2 and await the revisions to your periodic report disclosure.

3.   We remind you of our prior comment 1 of our letter to you dated August 29, 2005. Please make parallel changes to disclosure in your periodic reports that is impacted by our comments with respect to the pending registration statement.

Financial Statements

Note 2 - Merger and Merger Costs, page 37

4.   We note your response to our prior comment number 25. It appears that the assets, liabilities and results of operations of NFS should be reflected in your financial statements until such time as the spin-off transaction is complete. Please modify your document accordingly. Please contact us to discuss this at your earliest convenience.

Closing Comments

As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Stertzel at (202) 551-3723 or Jill Davis, Accounting Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Mellissa Campbell Duru at (202) 551-3757 or me at (202) 551-3745 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: <u>via facsimile</u>
    Mark Coffin, Esq.
    Adams and Reese LLP
    (713) 652-5152